Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Third Quarter 2014 Financial Results

3Q14 Net Revenues Up 51.5% YOY to RMB778.5 Million

3Q14 Adjusted EBITDA Up 61.3% YOY to RMB153.9 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, November 25, 2014

BEIJING, Nov. 25, 2014 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the third quarter of 2014. The Company will hold a conference call at 8:00 p.m. Eastern Time on November 25, 2014. Dial-in details are provided at the end of the release.

Third Quarter 2014 Financial Highlights

•	Net revenues increased by 51.5% to RMB778.5 million (US$126.8 million) from RMB514.0 million in the comparative period in 2013.

•	Adjusted EBITDA[1] increased by 61.3% to RMB153.9 million (US$25.1 million) from RMB95.4 million in the comparative period in 2013.

•	Adjusted EBITDA margin[2] increased to 19.8% compared with 18.6% in the comparative period in 2013.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are pleased to have continued our solid growth momentum during the third quarter. This growth was driven by the increasing strength in our cloud and mobile verticals as well as by contributions from recently completed strategic acquisitions. We further expanded our data center portfolio by adding 1,200 cabinets, increasing the total number of cabinets in our data centers to 18,144 or by 36% year-over-year growth. We also made solid progress in our cloud business, as supported by the launch of our IBM private cloud and Microsoft WebDirect payment services. Moreover, we have recently established a joint venture with Foxconn Technology Group (Foxconn) and continued to engage additional strategic partners, including China Internet Network Information Center (CNNIC), China Academy of Telecom Research (CATR) and one of the largest e-commerce companies in China. All of these partnerships will continue to help fortify our position as a leading integrated Internet infrastructure services provider.”

Mr. Shang-Wen Hsiao, Chief Financial Officer of the Company, commented, “We experienced another quarter of consistent growth, reflected by the 51.5% year-over-year growth in total revenues and the 120 basis points year-on-year increase in adjusted EBITDA margin to around 20%. The top-line growth demonstrates the strong demand for our core internet data center (IDC) business, contributions from acquisitions, as well as our rapidly growing content delivery network (CDN) and cloud businesses. Furthermore, we are very pleased to have achieved positive free cash flow3 during the third quarter. We saw substantial improvements in our accounts receivables metric, as the days sales outstanding (DSO) decreased from 107 days in the second quarter to 92 days in the third quarter. Looking forward, we remain committed to building upon our robust financial and operating performance and exploring new strategic opportunities that strengthen our foundation in China’s data center and cloud services markets.”

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA is defined as net profit (loss) from operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.
[2]	Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA as a percentage of total net revenues.
[3]	Free cash flow is defined as operating cash flow minus capital expenditure.

Third Quarter 2014 Financial Results

REVENUES: Net revenues for the third quarter of 2014 increased by 51.5% to RMB778.5 million (US$126.8 million) from RMB514.0 million in the comparative period in 2013.

Net revenues from hosting and related services increased by 52.0% to RMB513.2 million (US$83.6 million) in the third quarter of 2014 from RMB337.6 million in the comparative period in 2013, primarily due to an increase in the total number of cabinets under management, an increase in demand for the Company’s CDN services as well as the contributions from a recently completed acquisition, which was partially offset by the transition to a value-added tax (VAT) system. Net revenues from managed network services increased by 50.4% to RMB265.3 million (US$43.2 million) in the third quarter of 2014 from RMB176.4 million in the comparative period in 2013 primarily driven by the contributions from acquisitions, which was partially offset by increased competition and the transition to a VAT system.

GROSS PROFIT: Gross profit for the third quarter of 2014, increased by 73.0% to RMB230.9 million (US$37.6 million) from RMB133.4 million in the comparative period in 2013. Gross margin for the third quarter of 2014 was 29.7%, compared with 26.0% in the comparative period in 2013 and 27.4% in the second quarter of 2014. The increase in gross margin was primarily due to higher margin revenue contributions from acquisitions and Microsoft cloud services.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 78.0% to RMB264.5 million (US$43.1 million) from RMB148.7 million in the comparative period in 2013. Adjusted gross margin increased to 34.0% in the third quarter of 2014 from 28.9% in the comparative period in 2013 and 30.1% in the second quarter of 2014.

OPERATING EXPENSES: Total operating expenses increased by 21.1% to RMB142.9 million (US$23.3 million) from RMB118.0 million in the comparative period in 2013. Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB198.4 million (US$32.3 million) from RMB91.7 million in the comparative period in 2013. As a percentage of net revenue, adjusted operating expenses were 25.5%, compared with 17.8% in the comparative period in 2013 and 20.2% in the second quarter of 2014.

Sales and marketing expenses increased by 121.1% to RMB85.9 million (US$14.0 million) from RMB38.9 million in the comparative period in 2013, primarily due to acquisitions and expansion of the Company’s sales and service personnel in the Company’s overall business.

General and administrative expenses increased by 92.4% to RMB90.4 million (US$14.7 million) from RMB47.0 million in the comparative period in 2013, primarily due to acquisitions and increased headcount associated with the growth in the Company’s overall business.

Research and development expenses increased by 46.7% to RMB31.4 million (US$5.1 million) from RMB21.4 million in the comparative period in 2013, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing service offerings.

Change in the fair value of contingent purchase consideration payable was a gain of RMB64.9 million (US$10.6 million) in the third quarter of 2014, compared with a loss of RMB10.7 million in the comparative period in 2013. This non-cash gain was primarily due to a decrease in the market value of the Company’s shares, which resulted in a decrease in the fair value of share-based contingent purchase considerations payable as of September 30, 2014 associated with the Company’s past acquisitions.

ADJUSTED EBITDA: Adjusted EBITDA for the third quarter of 2014 increased by 61.3% to RMB153.9 million (US$25.1 million) from RMB95.4 million in the comparative period in 2013. Adjusted EBITDA margin for the quarter was 19.8% compared with 18.6% in the comparative period in 2013 and 20.1% in the second quarter of 2014. Adjusted EBITDA in the third quarter of 2014 excludes share-based compensation expenses of RMB9.2 million (US$1.5 million) and changes in the fair value of contingent purchase consideration payable of RMB64.9 million (US$10.6 million).

NET PROFIT/LOSS: Net profit for the third quarter of 2014 was RMB37.9 million or US$6.2 million, compared with a net loss of RMB12.9 million in the comparative period in 2013.

Adjusted net profit for the third quarter of 2014 was RMB16.0 million or US$2.6 million compared with RMB29.5 million in the comparative period in 2013. Adjusted net profit in the third quarter of 2014 excludes share-based compensation expenses of RMB9.2 million (US$1.5 million), amortization of intangible assets derived from acquisitions of RMB33.8 million (US$5.5 million), changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB64.9 million (US$10.6 million) in the aggregate. Adjusted net margin was 2.1%, compared with 5.7% in the comparative period in 2013 and 3.5% in the second quarter of 2014.

EARNING/LOSS PER SHARE: Diluted earnings per ordinary share for the third quarter of 2014 was RMB0.09, which represents the equivalent of RMB0.54 or US$0.09 per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the third quarter of 2014 was RMB0.04, which represents the equivalent of RMB0.24 or US$0.04 per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above divided by the weighted average number of shares.

As of September 30, 2014, the Company had a total of 393.9 million ordinary shares outstanding, or the equivalent of 65.7 million ADSs.

BALANCE SHEET: As of September 30, 2014, the Company’s cash and cash equivalents and short-term investment were RMB2.2 billion (US$361.3 million).

Third Quarter 2014 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB10,433 in the third quarter of 2014, compared with RMB10,789 in the second quarter of 2014.

•	Total cabinets under management increased to 18,144 as of September 30, 2014, from 16,944 as of June 30, 2014, with 12,277 cabinets in the Company’s self-built data centers and 5,867 cabinets in its partnered data centers.

•	Utilization rate was 70.5% in the third quarter of 2014, compared with 73.9% in the second quarter of 2014.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.47% in the third quarter of 2014, compared with 0.28% in the second quarter of 2014. Top 20 customers’ churn rate remained at 0%.

Recent Developments

In November 2014, 21Vianet signed an agreement with China Unicom to develop a large scale data center dedicated to a leading global e-commerce Internet company in China. Under the terms of the agreement, 21Vianet will design, build and operate a new, state-of-the-art data center that features advanced power and cooling systems. The agreement stipulates that 1,000 cabinets are to be provided to the client in 2014 and 2015. The initial term of operation under the agreement is seven years.

Also in November 2014, 21Vianet formed a strategic partnership with CATR, a division of the Ministry of Industry and Information Technology. Pursuant to the agreement, 21Vianet and CATR will closely collaborate on multi-level, cutting-edge research and development initiatives in connection with the next-generation broadband industry in China. Key areas of research and development initiatives will include broadband network, mobile internet, cloud computing, big data, interconnection of data centers, infrastructure resource management and network security.

In early October 2014, 21Vianet established a joint venture with Foxconn to jointly build and develop a global supply chain for the IDC and cloud computing infrastructure markets. This collaboration will allow the Company and Foxconn to pool resources and technology together in a way that boosts our operational synergy, as they work together to provide superior cloud services to domestic and international customers.

In addition, in October 2014, 21Vianet formed a strategic partnership with CNNIC, the government administrative agency in charge of managing domestic domain name registry and other core Internet infrastructure services in China. Pursuant to the agreement, 21Vianet and CNNIC will closely cooperate on conducting fundamental research and developing an open Domain Name System (DNS) Internet platform in China. The two parties will explore strategies to further expand and optimize China’s internet infrastructure resources, such as Internet Protocol (IP), Autonomous System (AS) and DNS. The two parties will also jointly establish an Internet Collaborative Innovation Alliance to promote a safer, more open and more vibrant Internet infrastructure network throughout China.

Financial Outlook

For the fourth quarter of 2014, the Company expects net revenues to be in the range of RMB812 million to RMB848 million, representing approximately 52% growth year over year at the mid point. Adjusted EBITDA is expected to be in the range of RMB152 million to RMB168 million, representing approximately 55% growth year over year at the mid point. For the full year 2014, the Company now expects net revenues to be in the range of RMB2.84 billion to RMB2.87 billion, representing approximately 45% growth over 2013 at the mid point. Adjusted EBITDA for the full year 2014 is expected to be in the range of RMB551 million to RMB567 million, representing approximately 53% growth over 2013 at the mid point. The change in the full year 2014 outlook from our prior guidance primarily reflects impact from the transition to VAT system and the revised expectation for the MNS and cloud businesses. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Tuesday, November 25, 2014 at 8:00 pm Eastern Time, or Wednesday, November 26, 2014 at 9:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 27091153

The replay will be accessible through December 2, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-90034211
Conference ID:	# 27091153

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.1380 to US$1.00, the noon buying rate in effect on September 30, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, content delivery network services, consumer broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year of 2014 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2013	September 30, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,458,856	1,250,129	203,670
Restricted cash	193,020	128,405	20,920
Accounts receivable, net	610,413	748,382	121,926
Short-term investments	1,101,826	967,530	157,630
Inventories	—	8,377	1,365
Notes receivable	—	1,049	171
Prepaid expenses and other current assets	154,875	359,604	58,589
Deferred tax assets	17,816	8,902	1,450
Amount due from related parties	67,498	55,292	9,008

Total current assets	3,604,304	3,527,670	574,729
Non-current assets:
Property and equipment, net	1,402,177	2,873,154	468,092
Intangible assets, net	336,889	1,440,094	234,619
Deferred tax assets	14,149	47,242	7,697
Goodwill	410,500	1,803,316	293,795
Long term investments	106,726	126,230	20,565
Restricted cash	219,056	121,968	19,871
Amount due from related parties	—	98,500	16,048
Other non-current assets	37,761	99,910	16,277

Total non-current assets	2,527,258	6,610,414	1,076,964

Total assets	6,131,562	10,138,084	1,651,693

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	173,726	219,047	35,687
Accounts payable	188,217	367,888	59,936
Notes payable	—	20,754	3,381
Accrued expenses and other payables	292,421	596,748	97,222
Deferred revenue	33,104	508,355	82,821
Income taxes payable	11,476	42,946	6,997
Amounts due to related parties	147,699	884,710	144,137
Current portion of long-term bank borrowings	197,000	965,650	157,323

Current portion of capital lease obligations	14,600	26,184	4,266
Current portion of deferred government grant	—	6,366	1,037

Deferred tax liabilities	3,115	5,936	967

Total current liabilities	1,061,358	3,644,584	593,774
Non-current liabilities:
Long-term bank borrowings	965,740	24,922	4,060
Amounts due to related parties	78,321	250,038	40,736
Non-current portion of capital lease obligations	337,139	389,099	63,392

Unrecognized tax benefits	18,559	13,381	2,180
Deferred tax liabilities	78,593	375,656	61,202
Non-current portion of deferred government grant	18,046	30,339	4,943

Bonds payable	998,505	2,264,023	368,854
Mandatorily redeemable noncontrolling interests	100,000	100,000	16,292

Total non-current liabilities	2,594,903	3,447,458	561,659

Redeemable noncontrolling interests	—	748,011	121,866

Shareholders’ equity
Treasury stock	(8,917)	(213,665)	(34,810)
Ordinary shares	26	26	4
Additional paid-in capital	3,944,764	4,132,551	673,273
Accumulated other comprehensive income loss	(82,589)	(69,934)	(11,394)

Statutory reserves	35,178	35,463	5,778
Accumulated deficit	(1,429,410)	(1,604,087)	(261,337)

Total 21Vianet Group, Inc. shareholders’ equity	2,459,052	2,280,354	371,514

Non-controlling interest	16,249	17,677	2,880

Total shareholders’ equity	2,475,301	2,298,031	374,394

Total liabilities and shareholders’ equity	6,131,562	10,138,084	1,651,693

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended September 30
	September 30, 2013	June 30, 2014	September 30, 2014		September 30, 2013	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	337,618	466,880	513,212	83,612	895,303	1,384,467	225,557
Managed network services	176,402	191,137	265,313	43,225	525,537	638,070	103,954

Total net revenues	514,020	658,017	778,525	126,837	1,420,840	2,022,537	329,511
Cost of revenues	(380,597)	(477,392)	(547,666)	(89,225)	(1,048,201)	(1,450,427)	(236,303)

Gross profit	133,423	180,625	230,859	37,612	372,639	572,110	93,208
Operating expenses
Sales and marketing	(38,878)	(58,814)	(85,947)	(14,002)	(106,141)	(187,154)	(30,491)
General and administrative	(46,965)	(63,956)	(90,383)	(14,725)	(132,342)	(333,733)	(54,372)
Research and development	(21,421)	(25,130)	(31,435)	(5,121)	(56,782)	(81,770)	(13,322)
Changes in the fair value of contingent purchase consideration payable	(10,719)	(8,807)	64,895	10,573	(48,694)	22,160	3,610

Total operating expenses	(117,983)	(156,707)	(142,870)	(23,275)	(343,959)	(580,497)	(94,575)

Operating profit (loss)	15,440	23,918	87,989	14,337	28,680	(8,387)	(1,367)
Interest income	10,497	13,575	20,227	3,295	26,511	55,042	8,967
Interest expense	(40,123)	(48,562)	(67,950)	(11,070)	(89,720)	(165,489)	(26,961)
Loss on debt extinguishment	—	(41,581)	—	—	—	(41,581)	(6,774)
(Loss) Income from equity method investment	(505)	136	(509)	(83)	(1,256)	(749)	(122)
Other income	216	230	7,300	1,189	1,681	11,147	1,816
Other expense	(43)	(145)	(804)	(131)	(2,031)	(970)	(158)
Foreign exchange gain (loss)	3,119	(6,576)	(1,861)	(303)	11,819	(7,500)	(1,222)

(Loss) Profit before income taxes	(11,399)	(59,005)	44,392	7,234	(24,316)	(158,487)	(25,821)
Income tax expense	(1,463)	(460)	(6,493)	(1,058)	(18,768)	(14,505)	(2,363)

Consolidated net (loss) profit	(12,862)	(59,465)	37,899	6,176	(43,084)	(172,992)	(28,184)
Net (profit) loss attributable to non-controlling interest	(347)	(2,756)	1,704	278	(835)	(1,400)	(228)

Net (loss) profit attributable to ordinary shareholders	(13,209)	(62,221)	39,603	6,454	(43,919)	(174,392)	(28,412)

(Loss) Earnings per share
Basic	(0.04)	(0.16)	0.10	0.02	(0.12)	(0.43)	(0.07)
Diluted	(0.04)	(0.16)	0.09	0.02	(0.12)	(0.43)	(0.07)
Shares used in (loss) earnings per share computation
Basic*	356,606,277	400,894,924	404,495,442	404,495,442	354,929,078	401,775,444	401,775,444
Diluted*	373,910,204	400,894,924	418,601,672	418,601,672	368,740,566	401,775,444	401,775,444

(Loss) Earnings per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.24)	(0.96)	0.60	0.10	(0.72)	(2.58)	(0.42)
Diluted	(0.24)	(0.96)	0.54	0.09	(0.72)	(2.58)	(0.42)

*	Shares used in (loss) earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended September 30
	September 30, 2013	June 30, 2014	September 30, 2014		September 30, 2013	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	133,423	180,625	230,859	37,612	372,639	572,110	93,208
Plus: share-based compensation expense	2,917	1,890	-117	-19	5,437	3,441	561
Plus: amortization of intangible assets derived from acquisitions	12,314	15,378	33,793	5,506	32,063	57,969	9,444

Adjusted gross profit	148,654	197,893	264,535	43,099	410,139	633,520	103,213

Adjusted gross margin	28.9%	30.1%	34.0%	34.0%	28.9%	31.3%	31.3%
Operating expenses	(117,983)	(156,707)	(142,870)	(23,275)	(343,959)	(580,497)	(94,575)
Plus: share-based compensation expense	15,612	15,033	9,348	1,523	37,729	161,428	26,300
Plus: changes in the fair value of contingent purchase consideration payable	10,719	8,807	(64,895)	(10,573)	48,694	(22,160)	(3,610)

Adjusted operating expenses	(91,652)	(132,867)	(198,417)	(32,325)	(257,536)	(441,229)	(71,885)

Net (loss) profit	(12,862)	(59,465)	37,899	6,176	(43,084)	(172,992)	(28,184)
Plus: share-based compensation expense	18,529	16,923	9,231	1,504	43,166	164,869	26,860
Plus: amortization of intangible assets derived from acquisitions	12,314	15,378	33,793	5,506	32,063	57,969	9,444
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	11,541	8,807	(64,895)	(10,573)	47,310	(19,176)	(3,124)
Plus: loss on debt extinguishment	—	41,581	—	—	—	41,581	6,774

Adjusted net profit	29,522	23,224	16,028	2,613	79,455	72,251	11,770

Adjusted net margin	5.7%	3.5%	2.1%	2.1%	5.6%	3.6%	3.6%
Net (loss) profit	(12,862)	(59,465)	37,899	6,176	(43,084)	(172,992)	(28,184)
Minus: Provision for income taxes	(1,463)	(460)	(6,493)	(1,058)	(18,768)	(14,505)	(2,363)
Minus: Interest income	10,497	13,575	20,227	3,295	26,511	55,042	8,967
Minus: Interest expenses	(40,123)	(48,562)	(67,950)	(11,070)	(89,720)	(165,489)	(26,961)
Minus: loss on debt extinguishment	—	(41,581)	—	—	—	(41,581)	(6,774)
Minus: Exchange gain/loss	3,119	(6,576)	(1,861)	(303)	11,819	(7,500)	(1,222)
Minus: Loss from equity method investment	(505)	136	(509)	(83)	(1,256)	(749)	(122)
Minus: Other income	216	230	7,300	1,189	1,681	11,147	1,816
Minus: Other expenses	(43)	(145)	(804)	(131)	(2,031)	(970)	(158)
Plus: depreciation	35,101	59,783	79,637	12,974	100,328	185,746	30,262
Plus: amortization	15,636	22,534	41,961	6,836	41,894	78,752	12,830
Plus: share-based compensation expense	18,529	16,923	9,231	1,504	43,166	164,869	26,860
Plus: changes in the fair value of contingent purchase consideration payable	10,719	8,807	(64,895)	(10,573)	48,694	(22,160)	(3,610)

Adjusted EBITDA	95,425	131,965	153,923	25,078	262,762	398,820	64,975

Adjusted EBITDA margin	18.6%	20.1%	19.8%	19.8%	18.5%	19.7%	19.7%

Adjusted net profit	29,522	23,224	16,028	2,613	79,455	72,251	11,770
Less: Net (profit) loss attributable to non-controlling interest	(347)	(2,756)	1,704	278	(835)	(1,400)	(228)
Adjusted net profit attributable to the Company’s ordinary shareholders	29,175	20,468	17,732	2,891	78,620	70,851	11,542

Adjusted earnings per share
Basic	0.08	0.05	0.04	0.01	0.22	0.18	0.03
Diluted	0.08	0.05	0.04	0.01	0.21	0.17	0.03
Shares used in adjusted earnings per share computation:
Basic*	356,606,277	400,894,924	404,495,442	404,495,442	354,929,078	401,775,444	401,775,444
Diluted*	373,910,204	415,461,883	418,601,672	418,601,672	368,740,566	415,628,732	415,628,732

Earnings per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.48	0.30	0.24	0.04	1.32	1.08	0.17
Diluted	0.48	0.30	0.24	0.04	1.26	1.02	0.17

*	Shares used in adjusted earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2014
	RMB	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	37,899	6,176
Adjustments to reconcile net profit to net cash generated from operating activities:
Foreign exchange loss	1,861	303
Changes in the fair value of contingent purchase consideration payable	(64,895)	(10,573)
Depreciation of property and equipment	79,637	12,974
Amortization of intangible assets	41,961	6,836
Loss on disposal of property and equipment	2,225	362
Provision for doubtful accounts and other receivables	3,508	572
Stock based compensation expense	9,231	1,504
Deferred income taxes benefit	(4,956)	(807)
Loss from equity method investment	509	83
Changes in operating assets and liabilities
Restricted cash	3,226	526
Inventories	(425)	(69)
Accounts receivable	132,683	21,616
Notes receivables	(25)	(4)
Unrecognized tax expense	(151)	(25)
Other current assets	(40,613)	(6,618)
Amounts due from related parties	(59)	(10)
Accounts payable	17,483	2,848
Notes payable	12,842	2,092
Accrued expenses and other payables	3,185	519
Advances from customers	35,250	5,743
Income taxes payable	9,119	1,486
Amounts due to related parties	250	41
Deferred government grants	158	26

Net cash generated from operating activities	279,903	45,601

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(265,695)	(43,287)
Purchases of intangible assets	(5,421)	(883)
Proceeds from disposal of property and equipment	4,614	752
Loans to third parties	(15,245)	(2,484)
Loans to related parties	(19,941)	(3,249)
Receipt of loans to related parties	5,688	927
Payments for short-term investments	(11,732)	(1,911)
Proceeds received from maturity of short-term investments	147,832	24,085
Payments for acquisitions, net of cash acquired	(684,445)	(111,510)
Payments for long-term investments	(22,770)	(3,710)

Net cash used in investing activities	(867,115)	(141,270)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(3,544)	(577)
Proceeds from exercise of stock options	443	72
Proceeds from short-term bank borrowings	42,265	6,886
Repayments of short-term bank borrowings	(123,933)	(20,191)
Repayments of long-term bank borrowings	(681)	(111)
Repurchase of ordinary shares	(213,665)	(34,810)

Net cash used in financing activities	(299,115)	(48,731)

Effect of foreign exchange rate changes on cash and short term investments	(2,133)	(348)
Net decrease in cash and cash equivalents	(888,460)	(144,748)
Cash and cash equivalents at beginning of period	2,138,589	348,418

Cash and cash equivalents at end of period	1,250,129	203,670